File no: 0-29718

02035057

P.E 4.30.02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 09 2002 WASH, D.C. 155 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2002

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
MAY 15 2002
P
THOMSON
FINANCIAL

CP

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

April 2, 2002

Las Vegas From Home.com Entertainment Inc. ("Las Vegas" or the "Company") is pleased to announce that it has entered into a Letter of Intent with Club Des Présidents GPS of Laval, Quebec (the "Investor") that is at arm's length to the Company whereby the Investor shall acquire, under certain terms and conditions, 2,000,000 units of the securities of the Company at the price of $0.15 per unit for total proceeds of $300,000. Each unit shall consist of one common share in the capital of the Company and a warrant to purchase an additional common share in the capital of the Company at a price of $0.18 per common share during the first year and at a price of $0.22 per common share during the second year. In respect to this transaction, the Company shall pay a Finder's Fee of 10% to an individual who is at arm's length to the Company. Las Vegas will expend the proceeds from this financing towards software development, and any unspent amounts will be added towards general working capital. This transaction is subject to regulatory approval.

Furthermore, Las Vegas has entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby Las Vegas shall, under certain terms and conditions, acquire 100% of the shares of Inter-Franchise. Inter-Franchise is involved in the Internet Gaming Industry. This transaction is subject to a number of conditions which include, but are not limited to, the approval of the regulatory authorities. In respect to this transaction, the Company shall, subject to CDNX approval, pay a Finder's Fee of 5% to an arm's length party.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRAPR2.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

April 16, 2002

Further to the Company's News Releases dated March 25 and 28, 2002, the Company is pleased to announce that it has closed the first tranche of the non-brokered Private Placement Financing. The Company has issued a total of 5,685,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $568,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring August 12, 2002.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRapr16.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

April 30, 2002

Further to the Company's News Releases dated March 25 , 28, and April 16, 2002, the Company is pleased to announce that it has closed the second and final tranche of the non-brokered Private Placement Financing. The Company has issued a total of 1,665,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $166,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring on August 30, 2002.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRapr16.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1 (888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

COPY

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below).

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules,* or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

   LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (the "Issuer")
   Name of Issuer

   P.O. Box 10147, Pacific Centre, 1460 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
   Address

   (604) 681-0204
   Telephone Number

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an "exchange issuer" on the Canadian Venture Exchange.

3. Describe the type of security and the aggregate number distributed:

   An aggregate of 5,685,000 common shares in the capital of the Issuer at a price of $0.10 per common share.

4. Date of distribution(s) of the security:

   April 12, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:

   Section (74)(2)(9) of the Securities Act, BCI 72-503, MI 45-103 and NI 44-101

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased (Common Shares)	Price Per Common Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Interdependent Consulting Inc. #103-1047 Barclay St. Vancouver, BC V6E 6J6	500,000	$0.10 per share	$ 50,000	MI 45-103
Jason J. McKenzie #701-1018 Cambie Street Vancouver, B.C. V6B 6J6	30,000	$0.10 per share	$ 3,000	74(2)(9) of the Act
Paul Nyzuk Suite 606 198 Acquarius Mews Vancouver, B.C. V6Z 2Y4	60,000	$0.10 per share	$ 6,000	74(2)(9) of the Act
Classcom Inc. 770 Bertrand Laurent, Quebec H4M 1V9	2,000,000	$0.10 per share	$ 200,000	BCI 72-503
Ken Cheer 2890 Euclid Avenue Vancouver, B.C. V5R 5C1	100,000	$0.10 per share	$ 10,000	MI 45-103
Queenie Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	200,000	$0.10 per share	$ 20,000	MI 45-103
Val Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	400,000	$0.10 per share	$ 40,000	MI 45-103
R. A. Bruce McDonald Suite 2000, 1177 West Hastings Street Vancouver, BC V6E 2K3	700,000	$0.10 per share	$ 70,000	MI 45-103
Florence Chin 2932 East 56th Avenue Vancouver, BC V5S 2A3	40,000	$0.10 per share	$ 4,000	74(2)(9) of the Act
David J. Neale Suite 403-425 Carrall Street Vancouver, BC V6E 2B6	30,000	$0.10 per share	$ 3,000	74(2)(9) of the Act
Peter J. Hill 5537 Marine Drive W. Vancouver, BC V7W 2R4	50,000	$0.10 per share	$ 5,000	MI 45-103

Full Name and Residential Address of Purchaser	Number of Securities Purchased (Common Shares)	Price Per Common Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Alexander J. Hill 5537 Marine Drive W. Vancouver, BC V7W 2R4	40,000	$0.10 per share	$ 4,000	MI 45-103
Theresa Lecompte 5537 Marine Drive W. Vancovuer, BC V7W 2R4	10,000	$0.10 per share	$ 1,000	MI 45-103
Grovest Investments Inc. 529 Elizabeth Dr. Beaconsfield, Quebec H9W 6C5	1,500,000	$0.10 per share	$150,000	BCI 72-503
Peter Wheatley 974 Walker Dr. Kelowna, BC V1Y 7T3	25,000	$0.10 per share	$ 2,500	MI 45-103
TOTAL:	5,685,000		$568,500	

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$218,500

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A	N/A	N/A	N/A

9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   Nil

10. If the distribution was under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

        N/A

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

        N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 17th day of April, 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Name of issuer

[signature]
Signature of authorized signatory

Bedo H. Kalpakian, Chairman
Name and office of authorized signatory
(*please print*)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

cc: Canadian Venture Exchange, Vancouver, BC

Anfield Sujir Kennedy & Durno, Vancouver, BC
Attn: M. Kennedy

David Boehl

IN WITNESS WHEREOF the Subscriber has duly executed this Subscription as of the date first above mentioned.

Number of Common Shares to be purchased at $ 0.10 each: 500,000

Total purchase price: $50,000.00

Please indicate below the number of common shares of the Company which you currently own (excluding any common shares which may be acquired on exercise of Special Warrants or Warrants). If you do not currently own any shares of the Company insert "Nil".

No. of Shares currently owned: 500,000 +

For and on behalf of
MANDALAY INVESTMENT LTD
(Name of Subscriber - Please type or print)

[signature]
Authorized Signature(s)
(Signature and, if applicable, Office)

13/F. GLOUCESTER TOWER
THE LANDMARK, 11 PEDDER ST.
(Address of Subscriber)

CENTRAL
HONG KONG
(City, Province, Postal Code of Subscriber)

If the Subscriber is signing as agent for a principal and the Subscriber is not a trust company signing as trustee or as an agent for a fully-managed account, please complete the following:

(Name of Beneficial Purchaser - Please type or print)

(Signature and, if applicable, Office)

(Address of Subscriber)

(City, Province, Postal Code of Subscriber)

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

AMENDED

COPY

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below).

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. State the full name, address and telephone number of the issuer of the security distributed (the" Issuer")

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (the "Issuer")
Name of Issuer

P.O. Box 10147, Pacific Centre, 1460 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6
Address

(604) 681-0204
Telephone Number

2. State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is an "exchange issuer" on the Canadian Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms or exercise or conversion and any expiry date.

An aggregate of 5,685,000 common shares in the capital of the Issuer at a price of $0.10 per common share.

5.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased (common shares)	Date of distribution	Price per Security /total Purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Interdependent Consulting Inc. #103-1047 Barclay St. Vancouver, BC V6E 6J6	500,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Jason J. McKenzie #701-1018 Cambie Street Vancouver, BC V6B 6J6	30,000	April 12, 2002	$0.10 per share	74(2)(9) of the Act	4 month hold period
Paul Nyzuk Suite 606 198 Acquarius Mews Vancouver, BC V6Z 2Y4	60,000	April 12, 2002	$0.10 per share	74(2)(9) of the Act	4 month hold period
Classcom Inc. 770 Bertrand Laurent, Quebec H4M 1V9	2,000,000	April 12, 2002	$0.10 per share	BCI 72-503	4 month hold period
Ken Cheer 2890 Euclid Avenue Vancouver, BC V5R 5C1	100,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Queenie Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	200,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Val Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	400,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
R. A. Bruce McDonald Suite 2000, 1177 West Hastings Street Vancouver, BC V6E 2K3	700,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Florence Chin 2932 East 56th Avenue Vancouver, BC V5S 2A3	40,000	April 12, 2002	$0.10 per share	74(2)(9) of the Act	4 month hold period
David J. Neale Suite 403-425 Carrall St. Vancouver, BC V6E 2B6	30,000	April 12, 2002	$0.10 per share	74(2)(9) of the Act	4 month hold period

Full name of Purchaser And municipality and jurisdiction of residence	Number of Securities purchased (common shares)	Date of distribution	Price per Security /total Purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Peter J. Hill Marine Drive W. Vancouver, BC V7W 2R4	50,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Alexander J. Hill 5537 Marine Drive W. Vancouver, BC V7W 2R4	40,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Theresa Lecompte 5537 Marine Drive W. Vancouver, BC V7W 2R4	10,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
Grovest Investments Inc. 529 Elizabeth Dr. Beaconsfield, Quebec H9W 6C5	1,500,000	April 12, 2002	$0.10 per share	BCI 72-503	4 month hold period
Peter Wheatley 974 Walker Dr. Kelowna, BC V1Y 7T3	25,000	April 12, 2002	$0.10 per share	MI 45-103	4 month hold period
	5,685,000				

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See schedule "A" attached

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $218,500

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being Compensated	Compensation paid (number and Type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A	N/A	N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 26th day of April, 2002.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Name of issuer

Signature of authorized signatory

Bedo H. Kalpakian, Chairman
Name and office of authorized signatory
(*please print*)

Encl.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

cc: Canadian Venture Exchange, Vancouver, BC

Anfield Sujir Kennedy & Durno, Vancouver, BC
Attn: M. Kennedy

LAS VEAGS FROM HOME.COM ENTERTAINMENT INC.

SCHEDULE "A"
TO FORM 45-902F

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and Number purchased	Exemption relied on
Interdependent Consulting Inc. #103-1047 Barclay St. Vancouver, BC V6E 6J6	(604) 681-1434 pgjt@telus.net	500,000 common shares	MI 45-103
Jason J. McKenzie #701-1018 Cambie Street Vancouver, BC V6B 6J6	(604) 681-0204 jason@lasvegasfromhom.com	30,000 common shares	74(2)(9) of the Act
Paul Nyzuk Suite 606 198 Acquarius Mews Vancouver, BC V6Z 2Y4	(604) 681-0204 nyzuk@hotmail.com	60,000 common shares	74(2)(9) of the Act
Classcom Inc. 770 Bertrand Laurent, Quebec H4M 1V9	(514) 747-9492	2,000,000 common shares	BCI 72-503
Ken Cheer 2890 Euclid Avenue Vancouver, BC V5R 5C1	(604) 872-3280	100,000 common shares	MI 45-103
Queenie Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	(604) 872-3280	200,000 common shares	MI 45-103
Val Cheer 3515 Prince Albert St. Vancouver, BC V5V 4H8	(604) 872-3280	400,000 common shares	MI 45-103
R. A. Bruce McDonald Suite 2000, 1177 West Hastings Street Vancouver, BC V6E 2K3	(604) 689-4733	700,000 common shares	MI 45-103
Florence Chin 2932 East 56th Avenue Vancouver, BC V5S 2A3	(604) 681-0204 flolvfh@shaw.ca	40,000 common shares	74(2)(9) of the Act
David J. Neale Suite 403-425 Carrall St. Vancouver, BC V6E 2B6	(604) 803-1160 david@web-scape.com	30,000 common shares	74(2)(9) of the Act

Peter J. Hill 5537 Marine Drive W. Vancouver, BC V7W 2	(604) 921-9988	50,000 common shares	MI 45-103
Alexander J. Hill 5537 Marine Drive W. Vancouver, BC V7W 2R4	(604) 921-9988	40,000 common shares	MI 45-103
Theresa Lecompte 5537 Marine Drive W. Vancouver, BC V7W 2R4	(604) 921-9988	10,000 common shares	MI 45-103
Grovest Investments Inc. 529 Elizabeth Dr. Beaconsfield, Quebec H9W 6C5	(501) 236-4636	1,500,000 common shares	BCI 72-503
Peter Wheatley 974 Walker Dr. Kelowna, BC V1Y 7T3	(250) 762-5758	25,000 common shares	MI 45-103

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

   Las Vegas From Home.com Entertainment Inc. (the "Company")
   P.O. Box 10147
   #1460-701 West Georgia Street
   Vancouver, BC V7Y 1C6

2. Date of Material Change:

   April 16, 2002

3. News Release:

   News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

   The Company announced that it has closed the first tranche of the non-brokered Private Placement Financing which was announced on March 25 and March 28, 2002. The Company has issued a total of 5,685,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $568,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring August 12, 2002.

   The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

5. Full Description of Material Change:

   See attached Schedule "A"

6. Senior Officer:

   Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 16th day of April, 2002.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"

Chairman

c.c.: Canadian Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Apr16

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

April 16, 2002

Further to the Company's News Releases dated March 25 and 28, 2002, the Company is pleased to announce that it has closed the first tranche of the non-brokered Private Placement Financing. The Company has issued a total of 5,685,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $568,500. The Private Placement Financing shares which have been issued are subject to a hold period expiring August 12, 2002.

The Company will expend the proceeds from this non-brokered Private Placement towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRapr16.DOC

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date April 30, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.